Infosys®
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 27, 2024

Dear Sir/Madam,

Sub: Scrutinizer's report & Voting results of 43rd Annual General Meeting ('AGM')

The 43rd AGM of the Company was held on June 26, 2024, through video conferencing and other audio-visual means, and the business mentioned in the Notice dated April 18, 2024, was transacted.

In this regard, please find enclosed the following:

1. Voting results as required under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. All resolutions as set out in the notice of 43rd AGM are passed with requisite majority
2. Report of the Scrutinizer dated June 27, 2024, pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (4) of the Companies (Management and Administration), Rules 2014
3. Integrated Annual Report 2023-24 together with Business Responsibility and Sustainability Report is available for download from the website of the company under the following link: https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-24.pdf
4. ESG report 2023-24 is available for download from the website of the company under the following link: https://www.infosys.com/sustainability/documents/infosys-esg-report-2023-24.pdf
5. Infosys Foundation report 2023-24 is available for download from the website of the company under the following link: https://www.infosys.org/infosys-foundation/about/reports/documents/infosys-foundation-report-2023-24.pdf
6. The archive of webcast of the 43rd AGM is available on the company's website under the following link: https://www.infosys.com/investors/news-events/annual-general-meeting/2024/webcast.html

This is for your information and records.

Yours Sincerely,
For Infosys Limited

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2024.06.27 19:51:26 +05'30'

A G S Manikantha
Company Secretary
ACS-21918

Voting results

Particulars	
Date of the AGM	June 26, 2024
E-voting cut-off date	June 19, 2024
Total number of shareholders on record date	30,09,270
No. of shareholders present in the meeting either in person or through proxy	
a) Promoters and Promoter group	0
b) Public	0
No. of shareholders attended the meeting through video conferencing	
a) Promoters and Promoter group	1
b) Public	289
No. of resolution passed in the meeting	**3**

Resolution (1)

Resolution required: (Ordinary / Special)	Ordinary
Whether promoter/promoter group are interested in the agenda/resolution?	No
Description of resolution considered	Adoption of financial statements

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	545252377	545252377	100.0000	545252377	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	545252377	545252377	100.0000	545252377	0	100.0000	0.0000
Public-Institutions	E-Voting	2616440301	2363103801	90.3175	2361091365	2012436	99.9148	0.0852
	Poll							
	Postal Ballot (if applicable)							
	Total	2616440301	2363103801	90.3175	2361091365	2012436	99.9148	0.0852
Public-Non Institutions	E-Voting	990335797	300151774	30.3081	299595110	556664	99.8145	0.1855
	Poll		393291	0.0397	393291	0	100.0000	0.0000
	Postal Ballot (if applicable)							
	Total	990335797	300545065	30.3478	299988401	556664	99.8148	0.1852
Total		4152028475	3208901243	77.2851	3206332143	2569100	99.9199	0.0801

Resolution (2)

Resolution required: (Ordinary / Special)	Ordinary
Whether promoter/promoter group are interested in the agenda/resolution?	No
Description of resolution considered	Declaration of dividend

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	545252377	545252377	100.0000	545252377	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	545252377	545252377	100.0000	545252377	0	100.0000	0.0000
Public-Institutions	E-Voting	2616440301	2409810562	92.1026	2409810562	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	2616440301	2409810562	92.1026	2409810562	0	100.0000	0.0000
Public-Non Institutions	E-Voting	990335797	300152513	30.3082	300100049	52464	99.9825	0.0175
	Poll		393291	0.0397	393291	0	100.0000	0.0000
	Postal Ballot (if applicable)							
	Total	990335797	300545804	30.3479	300493340	52464	99.9825	0.0175
Total		4152028475	3255608743	78.4101	3255556279	52464	99.9984	0.0016

Resolution (3)								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				Yes				
Description of resolution considered				Appointment of Nandan M. Nilekani as a director, liable to retire by rotation				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	545252377	545252377	100.0000	545252377	0	100.0000	0.0000
	Poll							
	Postal Ballot (if applicable)							
	Total	545252377	545252377	100.0000	545252377	0	100.0000	0.0000
Public- Institutions	E-Voting	2616440301	2404702893	91.9074	2053721588	350981305	85.4044	14.5956
	Poll							
	Postal Ballot (if applicable)							
	Total	2616440301	2404702893	91.9074	2053721588	350981305	85.4044	14.5956
Public- Non Institutions	E-Voting	990335797	300149971	30.3079	196624996	103524975	65.5089	34.4911
	Poll		393291	0.0397	376456	16835	95.7195	4.2805
	Postal Ballot (if applicable)							
	Total	990335797	300543262	30.3476	197001452	103541810	65.5485	34.4515
Total		4152028475	3250498532	78.2870	2795975417	454523115	86.0168	13.9832

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman,
43rd Annual General Meeting
Infosys Limited,
Address: Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Consolidated Report of Scrutinizer on remote E-voting and electronic voting during the 43rd Annual General Meeting (AGM) pursuant to the provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules 2014, for the 43rd Annual General Meeting of Infosys Limited held on Wednesday, June 26, 2024 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM').

I, B Hemanth, Company Secretary in Practice, Partner of Hemanth, Holla & Co. had been appointed as the Scrutinizer by the Board of Directors of the Infosys Limited pursuant to Section 108 of the Companies Act 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the remote e-voting and e-voting process during the AGM pursuant to Section 108 of the Companies Act 2013 and Rule 20 & Rule 21 of the Companies (Management and Administration) Rules, 2014 in respect of the below mentioned resolutions proposed at the 43rd Annual General Meeting of **Infosys Limited** (the "Company") held on Wednesday, June 26, 2024 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM'), and I submit my report as under :

1. The Management of the Company is responsible for ensuring compliance with the requirements of the Companies Act, 2013 and the Rules thereunder and the SEBI Listing Regulations relating to voting through electronic means (by remote e-voting) and electronic

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

voting (e-voting) at the Annual General Meeting by the shareholders on the resolutions proposed in the Notice of the 43rd Annual General Meeting of the Company.

2. My responsibility as the Scrutinizer of the voting process, was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolutions stated in the Notice, based on the reports generated from the e-voting system provided by National Securities Depository Limited (NSDL) the service provider.

3. The Notice dated April 18, 2024 along with statement setting out material facts under Section 102 of the Act were sent to the shareholders in respect of the below mentioned resolutions proposed at the 43rd Annual General Meeting of the members of the Company.

4. The Company had availed the e-voting facility offered by National Securities Depository Limited (NSDL) for conducting remote e-voting prior to the AGM and voting at the AGM by electronic means.

5. The shareholders of the Company holding shares as on the cut-off date of June 19, 2024, were entitled to vote on the resolutions as contained in the notice of the AGM.

6. In accordance with the Notice of the 43rd AGM and the 'Advertisement' published pursuant to Rule 20(4)(v) of the Companies (Management and Administration) Rules, 2014, the remote e-voting commenced at 9:00 AM on Friday, June 21, 2024, and closed at 5:00 PM on Tuesday, June 25, 2024, and the e-voting module was blocked by NSDL thereafter.

7. After declaration of voting by the Chairman, the shareholders present at the AGM through VC and who had not voted on remote e-voting, voted through e-voting facility provided by NSDL at the AGM.

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

8. The Votes were unblocked on Wednesday, June 26, 2024, at 7:05 P.M. in the presence of two witnesses, who are not in employment of the Company, viz., Ms. CS Swathi Holla currently residing at #17, Sri Krishna, 17th Main, Padmanabhanagar, Bangalore-560070 and Ms. S Nagajyothi currently residing at No. 3, 6th A Cross, 9th Main, AGS Layout, Bangalore 560061, before they were counted.

9. I have scrutinized and reviewed the remote e-voting and vote casted through e-voting during the AGM, based on the data downloaded from the NSDL e-voting system.

10. I now submit my consolidated report as under on the result of the remote e-voting and vote casted through e-voting during the AGM in respect of the said resolutions:

Ordinary Business:

Resolution No.1 - As an Ordinary Resolution-

Adoption of Financial Statements and Reports of the Board of Directors and the Auditors thereon for the Financial Year 2023-24 (Standalone and Consolidated)

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
8,524	3,20,63,32,143	99.920

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
104	25,69,100	0.080

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 2 - As an Ordinary Resolution

Declaration of Dividend.

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
8,517	3,25,55,56,279	99.998

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
94	52,464	0.002

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 3 - As an Ordinary Resolution

Appointment of Director retiring by Rotation, Mr. Nandan M. Nilekani (DIN: 00041245).

(i) Voting **"in favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
8,020	2,79,59,75,417	86.017

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% Of total number of valid votes cast
585	45,45,23,115	13.983

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

All electronic data and relevant records of e-voting will remain in my custody until the Chairman considers, approves, and signs the minutes of the 43rd Annual General Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

For **Hemanth, Holla & Co.**
Company Secretaries
FRN: P2021KR087700
Peer Review No. 2604/2022

B Hemanth
FCS: 6374 CP No: 6519
Partner
Scrutinizer
UDIN: F006374F000624541

Date: June 27, 2024
Place: Bengaluru

We the undersigned witnessed that the votes were unblocked from the e-voting website of National Securities Depository Limited (https://evoting.nsdl.com) in our presence.

Ms. CS Swathi Holla
#17, Sri Krishna, 17th Main,
Padmanabhanagar, Bangalore-560070

Ms. S Nagajyothi
No. 3, 6th A Cross, 9th Main
AGS Layout, Bangalore-560061